

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2019

Barrett Garrison
Chief Financial Officer
Digital Turbine, Inc.
111 Nueces Street
Austin, TX 78701

> **Re: Digital Turbine, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 9, 2019**
> **File No. 333-230785**

Dear Mr. Garrison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Ben D. Orlanski, Esq.